Exhibit 99.3

PricewaterhouseCoopers AS
Postboks 748
NO-0106 Oslo
Telephone +47 02316
Telefax +47 23 16 10 00
To the Council of Representatives and the Annual Shareholders’ Meeting of Eksportfinans ASA
Auditor’s report for 2008
We have audited the annual financial statements of Eksportfinans ASA as of December 31, 2008, showing a profit of NOK 3 313 616 000 for the parent company and a profit of NOK 3 354 634 000 for the group. We have also audited the information in the directors’ report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The annual financial statements comprise the financial statements of the parent company and the group. The financial statement of the parent company comprises the balance sheet, the statements of income and cash flows, the statement of changes in equity and the accompanying notes. The financial statement of the group comprises the balance sheet, the statement of income and cash flows, the statement of changes in equity and the accompanying notes. Simplified IFRS according to the Norwegian accounting act § 3-9 and the accounting regulations issued by Kredittilsynet (the Financial Supervisory Authority of Norway) have been applied in the preparation of the financial statements of the parent company. International Financial Reporting Standards as adopted by the EU have been applied in the preparation of the financial statements of the group. These financial statements are the responsibility of the Company’s Board of Directors President and CEO. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.
We conducted our audit in accordance with the laws, regulations and auditing standards and practices generally accepted in Norway, including standards on auditing adopted by The Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company’s financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.
In our opinion,
•	the financial statements of the parent company have been prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with simplified IFRS according to the Norwegian accounting act § 3-9 and the accounting regulations issued by Kredittilsynet

•	the financial statements of the group have been prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Group as of December 31, 2008, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU

•	the company’s management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good bookkeeping practice in Norway

•	the information in the directors’ report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit are consistent with the financial statements and comply with the law and regulations.
Oslo, March 3, 2009
PricewaterhouseCoopers AS
Geir Julsvoll
State Authorised Public Accountant (Norway)
Note: This translation from Norwegian has been prepared for information purposes only.

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